UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934
(Amendment No. 5)
White Knight Resources Ltd.
(Name of Subject Company (issuer))
US Gold Corporation
US Gold Canadian Acquisition Corporation
(Name of Filing Persons (Offerors))
Common Shares
(Title of Class of Securities)
963900105
(CUSIP Number of Class of Securities)
William F. Pass, Vice President and Chief Financial Officer
US Gold Corporation
165 South Union, Suite 565
Lakewood, CO 80228
(303) 238-1438
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
George A. Hagerty, Esq.
Christopher J. Walsh, Esq.
Hogan & Hartson L.L.P.
1200 Seventeenth Street, Suite 1500
Denver, Colorado 80202
(303) 899-7300
CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)

$111,988,960	$11,982.82
(1) The transaction valuation is calculated solely for purposes of determining the filing fee. The transaction valuation and the amount of filing fee have been calculated pursuant to the instructions in Schedule TO in accordance with the Rule 0-11 of the Securities Exchange Act of 1934, as amended. The transaction valuation is calculated based on the product of $4.97, the average of the high and low sales price of common stock of US Gold Corporation, into which the exchangeable shares of US Gold Canadian Acquisition Corporation are exchangeable, on the American Stock Exchange on February 8, 2007, multiplied by 22,532,990, the maximum total number of exchangeable shares of US Gold Canadian Acquisition Corporation that could be issued in the exchange offer described herein based upon the total number of common shares of White Knight Resources Ltd. (“White Knight”) outstanding or underlying outstanding options or warrants to purchase White Knight common shares as of February 1, 2007 at an exchange ratio of 0.35 of an exchangeable share of US Gold Canadian Acquisition Corporation for each common share of White Knight.
(2) The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, equals $107.00 per $1,000,000 of transaction value. This fee was paid in connection with the Schedule TO filed with the Securities and Exchange Commission by the Offerors on February 12, 2007.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,982.82	Filing Party: US Gold Corporation and US Gold Canadian Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: February 12, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☐ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

INTRODUCTION
SIGNATURE
Index to Exhibits

INTRODUCTION
     This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 12, 2007, as amended and supplemented by Amendment No. 1 thereto filed on March 13, 2007, Amendment No. 2 thereto filed on March 14, 2007, Amendment No. 3 thereto filed on March 19, 2007 and Amendment No. 4 thereto filed on March 22, 2007 (as amended, the “Schedule TO”). The Schedule TO relates to the offer (the “Offer”) by US Gold Corporation, a Colorado corporation (“US Gold”) and US Gold Canadian Acquisition Corporation, a company incorporated under the Business Corporations Act (Alberta) and a wholly-owned subsidiary of US Gold (“Canadian Exchange Co.” and together with US Gold, the “Offerors”) to purchase all of the outstanding common shares of White Knight Resources Ltd. (“White Knight”) in exchange for 0.35 of an exchangeable share of Canadian Exchange Co. for each outstanding common share of White Knight upon the terms and subject to the conditions set forth in the prospectus filed pursuant to Rule 424(b)(3) by the Offerors on February 12, 2007 (File No. 333-138233) (the “Prospectus”), and in the related Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery, copies of which are incorporated by reference herein as Exhibits (a)(4), (a)(1)(i), and (a)(1)(ii), respectively.
     As permitted by General Instruction F to Schedule TO, all of the information set forth in the entire Prospectus, the related Letter of Acceptance and Transmittal, and Notice of Guaranteed Delivery, copies of which are incorporated by reference herein as Exhibits (a)(4), (a)(1)(i), and (a)(1)(ii), respectively, and any amendment or supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by the Offerors, is hereby expressly incorporated by reference in answer to Items 1 through 11 of the Schedule TO, and is supplemented by the information specifically provided herein.
     This Amendment is the final amendment to the Schedule TO and, in accordance with Instruction H of the General Instructions to Schedule TO, constitutes the Offerors’ disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the common shares of White Knight that the Offerors acquired in the Offer.
Items 1, 4, 8 and 11.
     Items 1, 4, 8 and 11 of the Schedule  TO are hereby amended and supplemented by adding the following text thereto:
          “On March 23, 2007, the Offerors issued a press release announcing that the Offer had expired at 5:00 p.m., Vancouver (Pacific) time, on March 23, 2007. The depository advised the Offerors that, as of the expiration of the Offer, 55,752,661 common shares of White Knight had been validly tendered and not withdrawn, representing approximately 94% of the issued and outstanding common shares of White Knight. All validly tendered shares have been accepted for payment in accordance with the terms of the Offer.”
Item 12.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(xxii)	Press Release of US Gold dated March 23, 2007 (incorporated herein by reference to the filing made with the Securities and Exchange Commission by US Gold pursuant to Rule 425 and on Form 8-K on March 26, 2007)

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 26, 2007

US Gold Corporation
By:	/s/ William F. Pass
	Name:	William F. Pass
	Title:	Vice President, Chief Financial Officer, and Secretary

US Gold Canadian Acquisition Corporation
By:	/s/ William F. Pass
	Name:	William F. Pass
	Title:	Vice President, Secretary, Treasurer and Director

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Index to Exhibits

Exhibit
Number	Description
(a)(1)(i)	Letter of Acceptance and Transmittal (including guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*
(a)(1)(ii)	Notice of Guaranteed Delivery*
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(iv)	Letter to Clients*
(a)(2)	None
(a)(3)	None
(a)(4)	Prospectus dated February 12, 2007 (incorporated herein by reference to the Prospectus)
(a)(5)(i)	Press Release of US Gold dated March 5, 2006 (incorporated herein by reference to the filing with the Securities and Exchange Commission made by US Gold pursuant to Rule 425 on March 6, 2006)
(a)(5)(ii)	Press Release of US Gold dated March 5, 2006 (incorporated herein by reference to the filing with the Securities and Exchange Commission made by US Gold pursuant to Rule 425 on March 7, 2006)
(a)(5)(iii)	Filing made by US Gold pursuant to Rule 425 on March 8, 2006 (incorporated herein by reference to the filing with the Securities and Exchange Commission made by US Gold pursuant to Rule 425 on March 8, 2006)
(a)(5)(iv)	Press Release of US Gold dated May 1, 2006 (incorporated herein by reference to the filing with the Securities and Exchange Commission made by US Gold pursuant to Rule 425 on May 1, 2006)
(a)(5)(v)	Press Release of US Gold dated June 5, 2006 (incorporated herein by reference to the filing with the Securities and Exchange Commission made by US Gold pursuant to Rule 425 on June 6, 2006)
(a)(5)(vi)	Article from June 2006 posted on resourceworld.com entitled “Rob McEwen and U.S. Gold Corp.” (incorporated herein by reference to the filing with the Securities and Exchange Commission made by US Gold pursuant to Rule 425 and on Form 8-K/A on July 6, 2006)
(a)(5)(vii)	Article from June 2006 posted on resourceworld.com entitled “Rob McEwen and U.S. Gold Corp.” (incorporated herein by reference to the filing with the Securities and Exchange Commission made by US Gold pursuant to Rule 425 and on Form 8-K/A on July 7, 2006)
(a)(5)(viii)	Transcript of video distributed at annual meeting (incorporated herein by reference to the filing made with the Securities and Exchange Commission by US Gold pursuant to Rule 425 and on Form 8-K on November 30, 2006)
(a)(5)(ix)	Power point slide presentation made on November 30, 2006 regarding proposed acquisitions (incorporated herein by reference to the filing made with the Securities and Exchange Commission by US Gold pursuant to Rule 425 and on Form 8-K on November 30, 2006)
(a)(5)(x)	Transcript of presentation at annual shareholders’ meeting by William Pass (incorporated herein by reference to the filing made with the Securities and Exchange Commission by US Gold pursuant to Rule 425 and on Form 8-K on November 30, 2006)
(a)(5)(xi)	Filing made with the Securities and Exchange Commission by US Gold pursuant to Rule 425 and on Form 8-K on December 27, 2006 (incorporated herein by reference to the filing with the Securities and Exchange Commission made by US Gold pursuant to Rule 425 and on Form 8-K on December 27, 2006)
(a)(5)(xii)	Press Release of US Gold dated January 18, 2007 (incorporated herein by reference to the filing made with the Securities and Exchange Commission by US Gold pursuant to Rule 425 and on Form 8-K on January 19, 2007)
(a)(5)(xiii)	Press Release of US Gold dated February 12, 2007 (incorporated herein by reference to the filing with the Securities and Exchange Commission made by US Gold pursuant to Rule 425 and on Form 8-K on February 12, 2007)
(a)(5)(xiv)	Press Release of US Gold dated March 13, 2007 (incorporated herein by reference to the filing with the Securities and Exchange Commission made by US Gold pursuant to Rule 425 and on Form 8-K on March 13, 2007)
(a)(5)(xv)	Notice to White Knight Shareholders (incorporated herein by reference to the filing made with the Securities and Exchange Commission by US Gold pursuant to Rule 425 and on Form 8-K on March 14, 2007)
(a)(5)(xvi)	Notice to All Shareholders (incorporated herein by reference to the filing made with the Securities and Exchange Commission by US Gold pursuant to Rule 425 and on Form 8-K on March 14, 2007)
(a)(5)(xvii)	Word Advertisement (incorporated herein by reference to the filing made with the Securities and Exchange Commission by US Gold pursuant to Rule 425 and on Form 8-K on March 14, 2007)
(a)(5)(xviii)	Full Page Advertisement (incorporated herein by reference to the filing made with the Securities and Exchange Commission by US Gold pursuant to Rule 425 and on Form 8-K on March 14, 2007)
(a)(5)(xix)	Press Release of US Gold dated March 16, 2007 (incorporated herein by reference to the filing made with the Securities and Exchange Commission by US Gold pursuant to Rule 425 and on Form 8-K on March 16, 2007)
(a)(5)(xx)	Proposed newspaper advertisement relating to offers for the Target Companies (incorporated herein by reference to the filing made with the Securities and Exchange Commission by US Gold pursuant to Rule 425 and on Form 8-K on March 16, 2007)
(a)(5)(xxi)	Press Release of US Gold dated March 22, 2007 (incorporated herein by reference to the filing made with the Securities and Exchange Commission by US Gold pursuant to Rule 425 and on Form 8-K on March 22, 2007)
(a)(5)(xxii)	Press Release of US Gold dated March 23, 2007 (incorporated herein by reference to the filing made with the Securities and Exchange Commission by US Gold pursuant to Rule 425 and on Form 8-K on March 26, 2007)
(b)	None
(d)	None
(g)	None
(h)(i)	Tax opinion of Hogan & Hartson LLP (incorporated herein by reference to Exhibit 8.1 of Amendment No. 3 to the Offerors’ Registration Statement on Form S-4, Registration No. 333-138233, filed with the Securities and Exchange Commission on February 8, 2007)
(h)(ii)	Tax opinion of Fraser, Milner, Casgrain LLP (incorporated herein by reference to Exhibit 8.2 of Amendment No. 3 to the Offerors’ Registration Statement on Form S-4, Registration No. 333-138233, filed with the Securities and Exchange Commission on February 8, 2007)

*	Previously filed